Exhibit (a)(9)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase dated March 19, 2007 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction where it would be illegal to do so. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Comm Bancorp, Inc. by Sandler O’Neill + Partners, L.P., the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
Comm Bancorp, Inc.
of
Up to 110,000 Shares of its Common Stock
at
a Purchase Price Not Greater Than $52 Nor Less Than $46 Per Share
     Comm Bancorp, Inc., a Pennsylvania business corporation (“Bancorp”), is offering to purchase for cash up to 110,000 shares of its common stock, par value $0.33 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON MARCH 19, 2007
(THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.
     Upon the terms and subject to the conditions of the Offer, Bancorp will determine a single price, not greater than $52 nor less than $46 per Share, that it will pay for the Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. Bancorp will select the lowest price per Share (the “Purchase Price”) that will allow it to purchase 110,000 Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. Bancorp will purchase all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tender described in the Offer to Purchase. If more than 110,000 Shares, or such greater number of Shares as Bancorp may elect to purchase subject to applicable law, have been validly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, Bancorp will purchase Shares on the following basis:
     First, all shares properly tendered and not properly withdrawn by any “odd lot holder” (as defined below) who:
(a)	tenders all shares owned (beneficially or of record) by such odd lot holder at a price equal to or below the purchase price (tenders of less than all the shares owned will not qualify for this preference); and

(b)	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.
     Second, after the purchase of all the shares properly tendered by odd lot holders and subject to the conditional tender procedures described under “The Offer — 5. Conditional Tender Procedures”, Bancorp will purchase, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares (as described below), all other shares properly tendered at prices equal to or below the purchase price.

     The term “odd lot holder,” means a person who owns, beneficially or of record on February 16, 2007, a total of fewer than 100 shares (not as a result of any proration) and certifies to that fact in the “Odd Lots” box on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all shares owned, beneficially or of record, by the odd lot holder in accordance with the procedures described under “The Offer — 2. Procedures for Tendering Shares.”
     All other Shares that have been tendered and not purchased will be returned to stockholders promptly after the Expiration Date. Bancorp expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in “The Offer — 6. Conditions of Our Offer” of the Offer to Purchase shall have occurred or shall be deemed by Bancorp to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.
     In the event the Purchase Price is less than the maximum price of $52 per Share and more than 110,000 Shares are tendered in the Offer at or below the Purchase Price, Bancorp may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer so that it may purchase up to 147,030 of its Shares.
     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 5:00 p.m., New York City time, on May 11, 2007. To be effective, the notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder also must submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be Guaranteed by an Eligible Guarantor Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Guarantor Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in “The Offer — 2. Procedures for Tendering Shares” of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a stockholder tendered its shares at more than one price, such stockholder must complete a separate notice of withdrawal for shares tendered at each price.
     For purposes of the Offer, Bancorp will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration and conditional tender provisions of the Offer, only when, as and if Bancorp gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.
     Stockholders desiring to tender their Shares must follow the procedures set forth in “The Offer — 2. Procedures for Tendering Shares” of the Offer to Purchase and in the Letter of Transmittal (or, in the case of stockholders tendering Shares held in account under the Community Bank and Trust Company Profit Sharing and Retirement Savings Plan, must follow procedures set forth in the separate letter provided to such stockholder regarding such plan).
     Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of certificates for Shares, or of a timely book-entry confirmation of Shares into the Depositary’s account at DTC, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent’s Message, in the case of a book-entry transfer, and any other required documents.

     The Board of Directors of Bancorp spent a great deal of time analyzing the company’s business, the market and the opportunities and challenges ahead and has determined that the Offer properly creates the right balance between doing what is right for Bancorp’s business and delivering value to its stockholders. The Board believes that using a portion of Bancorp’s existing cash reserves to fund the Offer is a prudent use of Bancorp’s financial resources, and an effective means of providing value to Bancorp’s stockholders, and provides an efficient capital structure that provides us with flexibility to take advantage of future opportunities. In particular, the Board of Directors believes the Offer will provide stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. The Offer also affords stockholders the option not to participate and, thereby, to increase their percentage ownership in Bancorp and benefit from the enhanced earnings per Share from both its existing business and any new opportunities which Bancorp is able to add successfully to its existing business base.
     Bancorp’s Board of Directors has approved the Offer. However, neither Bancorp nor its Board of Directors, the Dealer Manager, Information Agent, or Depositary makes any recommendation to any stockholder whether to tender or refrain from tendering Shares or as to the price or prices at which stockholders may choose to tender their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which they will tender their Shares. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal. Certain of Bancorp’s directors and executive officers have advised Bancorp that they do intend to tender Shares pursuant to the Offer.
     In certain circumstances, a tendering stockholder whose Shares are purchased in the Offer may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.
     Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at Bancorp’s expense at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
Georgeson Inc.
17 State Street, 10th Floor
New York, NY 10004

You may obtain information regarding the Offer
from the Information Agent as follows:
Stockholders Please Call Toll Free: (866) 909-6475
Banks and Brokers Call: (212) 440-9800
The Dealer Manager for the Offer is:
Sandler O’Neill + Partners, L.P.
919 Third Avenue
6th Floor
New York, New York 10022

Telephone: (212) 466-7800
Toll Free: (800) 635-6851
Attn: Syndicate Desk